CONTACT: Investor Relations         aminvestorrelations@aeromexico.com
Corporate Communications amcomunicacioncorporativa@aeromexico.com

Aeroméxico Reports Unaudited
Third Quarter 2026 Results
•Record Quarterly Total Revenue of $1.6 billion
•Adjusted EBITDAR(1) Margin of 24%
•Operating Margin of 12%
•Liquidity(2) to LTM Revenue ratio at 21%

Mexico City, Mexico, October 19, 2026 - Grupo Aeroméxico S.A.B. de C.V. (NYSE: AERO & BMV: AERO, “Aeroméxico” or the “Company”) today reported unaudited consolidated financial results for the three months ended September 30, 2026 (“3Q26”). These results are based on information available to us as of the date of this earnings release and are not a comprehensive statement of our financial results for the period presented. The Company has used the U.S. dollar, its functional currency, as the presentation currency for its consolidated financial statements. All figures are expressed in millions of U.S. dollars unless otherwise indicated.

Andrés Conesa, Chief Executive Officer stated: “Aeroméxico delivered another strong quarter, with record revenue and a double-digit operating margin of 12%. Demand remained healthy, driven primarily by strong international markets, premium revenue growth, and continued momentum in our loyalty program. Despite jet fuel prices reaching historic highs during the quarter, targeted revenue initiatives, disciplined cost management, and moderated capacity deployment enabled us to offset the impact of higher fuel costs. Looking ahead, demand trends remain constructive, and we expect fourth quarter revenue to grow by approximately 15% year over year. As we resume growth with discipline, we expect to unlock further operating leverage and continue enhancing profitability.”

OPERATING & FINANCIAL HIGHLIGHTS 3Q26
•Capacity, measured in available seat miles (ASMs), increased by 1.3% year-over-year.
•Total revenue reached $1.6 billion; a 13.6% increase compared to the same period of 2025.
•Total fuel expense amounted to $469.0 million, a 57.6% year-over-year increase, equivalent to an increase of $171.5 million.
•Adjusted EBITDAR(1) totaled $389.2 million, with a 24.0% margin.
•Operating income totaled $189.6 million, with an 11.7% margin.
•Total adjusted net debt to EBITDAR(1) ended the quarter at 2.1x.
•Liquidity(2) totaled $1.2 billion, equivalent to 20.7% of last-twelve-month revenues.

3Q26 RESULTS

4Q26 & FULL YEAR OUTLOOK

Indicator	4Q26 Guidance	FY26 Guidance
Total capacity (ASMs) YoY (%)	~ +7.0% to +8.0%	~ +2.0% to +3.0%
Total Revenue YoY (%)	~ +14.0% to +16.0%	~ +13.5% to +14.5%
Adjusted EBITDAR Margin(1)	~ 19.5% to 21.5%	~ 21.5% to 22.5%
Operating Income Margin	~ 7.5% to 9.5%	~ 8.5% to 9.5%

The Company’s updated outlook for the remainder of the year reflects the October 16, 2026 fuel forward curve and continued cost pressures, while maintaining the assumption of a healthy demand environment. Revenue generation in the fourth quarter is expected to remain healthy, supported by sustained demand trends and disciplined commercial execution. Higher utilization of our existing fleet is expected to support planned capacity growth, strengthen operating leverage, and keep cost per ASM excluding fuel (CASM-Ex) broadly stable year-over-year in 4Q26.

The guidance reflects an average all-in fuel price of approximately USD $4.5 per gallon for the fourth quarter. It also assumes exchange rate of $18.0 Mexican pesos per U.S. dollar for the fourth quarter.

KEY FINANCIAL AND OPERATING HIGHLIGHTS FOR THE THIRD QUARTER

	Three Months Ended September 30			Nine Months Ended September 30
Key Financial KPIs	2026	2025	Var.	2026	2025	Var.
Total revenue (USD millions)	1,619	1,425	13.6%	4,440	3,923	13.2%
Adjusted EBITDAR(1) (USD millions)	389	442	(11.9)%	989	1,171	(15.5)%
Adjusted EBITDAR margin(1) (% of revenue)	24.0%	31.0%	(7.0)p.p.	22.3%	29.9%	(7.6)p.p.
Total operating income (loss) (USD millions)	190	253	(25.0)%	399	625	(36.1)%
Operating income margin (% of revenue)	11.7%	17.7%	(6.0)p.p.	9.0%	15.9%	(6.9)p.p.
Key Operating Indicators	2026	2025	Var.	2026	2025	Var.
Total ASMs (millions)	9,395	9,277	1.3%	27,248	27,054	0.7%
Passengers ('000)	6,161	6,362	(3.2)%	17,966	18,419	(2.5)%
Total revenue / ASM (USD cents)	17.2	15.4	12.2%	16.3	14.5	12.4%
Total cost / ASM (USD cents)	15.1	12.7	19.4%	14.8	12.2	21.4%
Total cost excluding fuel / ASM (USD cents)	10.1	9.5	7.1%	10.1	9.0	12.1%
Foreign Exchange*	2026	2025	Var.	2026	2025	Var.
Average	17.22	18.67	(7.7)%	17.40	19.57	(11.1)%
*Source: Company with information from Banxico. Figures may not sum to total due to rounding.

3Q26 RESULTS
THIRD QUARTER 2026 RESULTS
Income Statement Discussion
Revenue

Total revenue for the third quarter of 2026 reached $1.6 billion, a 13.6% year-over-year increase, setting a quarterly record for the Company. Revenue growth was primarily driven by higher passenger revenue, particularly across international markets, as the Company implemented targeted pricing actions to mitigate the impact of higher fuel costs. This performance reflects the Company’s ability to pass-through the impact of elevated fuel prices, supported by disciplined network deployment, and complementary revenues, including loyalty and cargo.

During the third quarter of 2026, Aeroméxico updated its loyalty program breakage — the first such alignment since 2018— to better reflect current member activity and long-term program trends. This update resulted in the recognition of $48.7 million in revenue for the period alongside an adjustment to our deferred liability. More importantly, this updated approach establishes the baseline that will drive sustained, positive growth in our annual loyalty revenue moving forward.

Our premium revenue(3) mix reached 42% of passenger-related revenue, 1 p.p. above 3Q25, supported by continued upsell of higher-yield products and ancillary services. The Company’s fare segmentation and premium cabin cross-sell initiatives continue to broaden customer choice while enhancing the strength and resilience of our revenue base. Cargo revenues grew 15.8%, driven by the implementation of various commercial initiatives.

Capacity increased 1.3% year over year, in line with the Company's guidance. The Company continued to optimize its network through disciplined capacity deployment, selectively allocating capacity toward higher-yielding international markets and adjusting flight frequencies to align supply with demand.

Total revenue per Available Seat Mile (“TRASM”) reached 17.2¢, representing a 12.2% year-over-year increase. This growth was primarily driven by higher passenger revenue, particularly across international markets, as well as increases in cargo revenue, loyalty, and other commercial revenues.

	Three Months Ended September 30			Nine Months Ended September 30
Total revenue (USD million)	2026	2025	Var.	2026	2025	Var.
Domestic	541	507	6.7%	1,556	1,418	9.7%
International	1,078	918	17.4%	2,884	2,505	15.1%
Total revenue	1,619	1,425	13.6%	4,440	3,923	13.2%
Figures may not sum to total due to rounding.

Operating Expenses

In 3Q26, total operating expenses—including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, selling, general and administrative expenses, depreciation and amortization and other expenses—reached $1.4 billion, an increase of 21.9% compared to 3Q25. The increase was primarily driven by higher fuel costs, as prices remained elevated throughout the quarter, with benchmark prices peaking above $4.7 per gallon in September—the highest level since the Middle East conflict began in March. Fuel expense increased by approximately $171.5 million year-over-year, exceeding the level contemplated in the Company’s 3Q26 guidance by approximately $93.0 million.

3Q26 RESULTS
Fuel cost per gallon(4) increased by 60.6% compared to 3Q25, averaging US$4.0 per gallon in 3Q26 compared to US$2.5 per gallon in 3Q25. Fuel consumption decreased by 1.8% year-over-year, while fuel burn per ASM (liters of fuel consumed per ASM) decreased by 3.1%, mainly due to a more efficient fleet mix.

Excluding fuel, operating expenses rose 9.8% year over year. This rise primarily reflected the continued strength of the Mexican peso, which increased the dollar-denominated cost of certain peso-based expenses, as well as inflationary pressures on wages, salaries, and benefits, higher distribution costs due to increased sales, and increased depreciation and amortization associated to fleet growth.
CASM-Ex was 10.1¢ in 3Q26, representing an increase of 7.1% compared with the same period in 2025. The increase primarily reflected the impact of the stronger Mexican peso and inflationary pressures, partially offset by continued cost discipline and operating efficiencies.

Adjusted EBITDAR(1) and Operating Income

Adjusted EBITDAR(1) amounted to $389.2 million, representing a strong 24.0% margin. These results reflect solid revenue performance and the Company's ability to offset the year-over-year increase in fuel costs in absolute terms.

Operating income for the third quarter was $189.6 million, representing a robust 11.7% operating margin. While profitability was pressured by a higher-than-expected fuel environment and the expected increase in non-fuel operating costs, this performance underscores the strength of the Company's business model and its ability to preserve healthy profitability despite these headwinds.

Net Financing Cost

Net financing costs increased by 7.7% compared to the same period in 2025, mainly driven by higher financial expenses arising from lease obligations associated with fleet expansion.

Net Income
Net income in 3Q26 totaled $40.6 million, with a 2.5% margin.

BALANCE SHEET AND CASH FLOW

As of September 30, 2026, Aeroméxico generated $541.7 million in net cash from operating activities, supporting both its planned investments and deleveraging program. Despite elevated fuel prices and related cost pressures, this strong operating cash generation enabled the Company to maintain its capital expenditure plan while continuing to reduce financial debt. During the third quarter, the Company repaid $7.2 million of financial debt, further reducing its outstanding obligations.

As of September 30, 2026, Aeroméxico reported cash and cash equivalents of $965.1 million, an increase of $31.0 million compared with the same period in the previous year. During the quarter, the Company renewed and upsized its revolving credit facility from $200.0 million to $250.0 million. Including the revolving credit facility, total liquidity reached $1.2 billion, representing 20.7% of last-twelve-month revenue.

3Q26 RESULTS

OPERATING FLEET

During 3Q26, Grupo Aeroméxico received one Boeing 787-9 aircraft. Grupo Aeroméxico’s operating fleet was comprised of 170 aircraft as of September 30, 2026, with an average age of 9.1 years.

Operating Fleet	4Q25	1Q26	2Q26	3Q26
B-737-800	34	34	34	34
B-737 MAX 8	45	45	47	47
B-737 MAX 9	30	30	30	30
B-787-8	8	8	8	8
B-787-9	14	15	16	17
Aeroméxico	131	132	135	136

E-190	34	34	34	34
Aeroméxico Connect	34	34	34	34
Grupo Aeroméxico	165	166	169	170

3Q26 RESULTS

Footnotes

(1)See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

(2)Liquidity is defined as cash and cash equivalents, and the revolving credit facility.

(3)Premium revenue mix consists of revenue from premium products and services above Basic / Classic coach cabin products. Ratio is calculated based on total passenger revenue.

(4)Equivalent to 1.05 USD per liter in 3Q26 and 66¢ per liter in 3Q25.

3Q26 EARNINGS CALL INFORMATION

Date	Tuesday, October 20, 2026
Time	10:00 a.m. ET (NY) / 8:00 a.m. CT (CDMX)
Webcast Link	https://edge.media-server.com/mmc/p/uh5yer4m/
Participant Listening*	https://register-conf.media-server.com/register/BIce2042e6b22d45d587f891c8178a6137

*Participants can complete the online registration form and upon registering will receive the dial-in info and a unique PIN to join the call.

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico's global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group's current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 26 years and offers connectivity in more than 170 countries, through the 18 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.www.aeromexico.com / www.skyteam.com

3Q26 RESULTS
Forward Looking Statements

This press release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “guidance,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Important factors that could cause such differences include, but are not limited to: external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters; global geopolitical conflicts, particularly those that impact the price of jet fuel; Mexican and international economic conditions, as well as seasonality, on customer travel behavior; the current U.S.’s administration tariffs on the Company’s costs and the actions of other governmental authorities in Mexico, the U.S. and other countries; fuel market volatility; the Company’s capacity to fulfill the Company’s fixed obligations, obtain financing and/or maintain liquidity; the Company’s capacity to retain and attract key personnel and other professionals, and the Company’s labor relations with employees; the Company’s reliance on few aircraft manufacturers and other third-party providers; the Company’s aircraft utilization rate and aircraft maintenance costs; changes in landing charges, airport access fees and inadequate airport infrastructure; consumer protection restrictions; dependence on the Company’s main hub, MEX; air traffic congestion; the competitive environment in the aviation industry, including those arising from non-air travel substitutes; sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards; reliance on partnerships and alliances and challenges in entering into new ones; and other factors described in "Risk Factors" of the annual report on Form 20-F filed with the SEC on April 30, 2026. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3Q26 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Profit or Loss and other Comprehensive Income (Unaudited)
	Three Months Ended September 30			Nine Months Ended September 30
	2026	2025	Var. %	2026	2025	Var. %
Revenues:
Passenger	1,414	1,299	8.8%	3,935	3,557	10.6%
Air cargo	90	78	15.8%	252	230	9.7%
Other	115	48	NA	252	135	86.4%
Total revenue	1,619	1,425	13.6%	4,440	3,923	13.2%

Operating expenses:
Jet-fuel	469	297	57.6%	1,278	858	48.9%
Wages, salaries and benefits	325	299	8.6%	949	829	14.5%
Maintenance	66	64	2.9%	212	167	26.8%
Aircraft, communications and traffic services	182	166	9.4%	508	451	12.7%
Passenger services	46	41	11.0%	127	112	13.5%
Travel agent commissions	30	26	15.0%	80	70	15.5%
Selling and administrative	104	92	12.5%	284	258	10.0%
Aircraft leasing	3	5	(27.1)%	11	13	(9.4)%
Depreciation and amortization	196	184	6.6%	579	537	7.8%
Impairment (reversal)	—	—	NA	—	(4)	NA
Other (income) loss, net	8	(2)	NA	13	13	(0.2)%
Share of gain on equity accounted investees, net of tax	—	(2)	NA	—	(5)	NA
Total operating expenses	1,429	1,172	21.9%	4,040	3,297	22.5%

Total operating income	190	253	(25.0)%	399	625	(36.1)%

Finance income (cost):
Net finance cost	(142)	(132)	7.7%	(407)	(391)	3.9%
Income before income tax	48	121	(60.6)%	(7)	234	NA
Income tax (benefit)	7	24	(70.4)%	(1)	47	NA
Net income (loss) for the period	41	97	(58.1)%	(6)	187	NA
Figures may not sum to total due to rounding.

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries
Earnings per Share (Unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
(In thousands of U.S. dollars, except for income per share)	2026	2025	2026	2025
Income for the year	41	97	(6)	187
Earnings per share from continuing operations
Basic income per share (US dollars)	0.03	0.07	0.00	0.14
Diluted income per share (US dollars)	0.03	0.07	0.00	0.14
Basic income (loss) per ADS (US dollars)	0.28	0.72	(0.04)	1.38
Diluted income (loss) per ADS (US dollars)	0.28	0.71	(0.04)	1.37
Figures may not sum to total due to rounding.

3Q26 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Financial Position (Unaudited)
	(USD Millions)
	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	965	1,024
Trade and other receivables	854	700
Due from related parties	9	3
Prepayments and deposits	65	78
Inventories	194	174
Total current assets	2,088	1,980
Non-current assets:
Property and equipment, including right-of-use	3,724	3,674
Other non–current assets	1,584	1,539
Total non-current assets	5,308	5,213
Total assets	7,396	7,193

Liabilities
Current liabilities:
Loans and borrowings, including leases	475	451
Others	2,865	2,645
Total current liabilities	3,339	3,096
Non-current liabilities:
Loans and borrowings, including leases	3,588	3,604
Others	1,063	1,085
Total non-current liabilities	4,651	4,689
Total liabilities	7,991	7,785

Equity
Total equity (deficit)	(595)	(592)

Total equity and liabilities	7,396	7,193
Figures may not sum to total due to rounding.

3Q26 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows (Unaudited)
	(USD Millions)
	Nine Months Ended September 30
	2026	2025	Var. ($)
Cash flow from operating activities:
Income for the period	(6)	187	(193)
Income tax expense	(1)	47	(48)
Depreciation and amortization	579	537	42
Other non-cash adjustments	298	280	18
	869	1,051	(182)
Changes in current assets & liabilities, net	(328)	(483)	155
Trade and other receivables	(129)	(1)	(128)
Trade and other payables	(10)	(197)	188
Air traffic liability	95	(36)	131
Others, net	(41)	(29)	(12)
Interest paid	(243)	(219)	(24)
Net cash from operating activities	542	568	(26)
Cash flow from investing activities:
Acquisition of properties and equipment (including major maintenance)	(258)	(213)	(46)
Other investing activities, net	(12)	4	(15)
Net cash used in investing activities	(270)	(209)	(61)
Cash flow from financing activities:
Payments of lease liabilities	(304)	(269)	(35)
Repayment of loans	(24)	(93)	68
Other financing activities, net	—	65	(65)
Net cash used in financing activities	(328)	(297)	(31)
Effect of exchange rate fluctuations on cash held	(3)	30	(33)
Net increase (decrease) in cash and cash equivalents	(59)	92	(151)
Cash and cash equivalents:
At beginning of the period	1,024	842	182
At end of the period	965	934	31
Figures may not sum to total due to rounding.

3Q26 RESULTS
FINANCIAL AND OPERATIONAL INDICATORS

	Three Months Ended September 30			Nine Months Ended September 30
Financial Indicators	2026	2025	Var.	2026	2025	Var.
Total revenue	1,619	1,425	13.6%	4,440	3,923	13.2%
Passenger revenue	1,414	1,299	8.8%	3,935	3,557	10.6%
Adjusted EBITDAR(1)	389	442	(11.9)%	989	1,171	(15.5)%
Adjusted EBITDAR margin(1) (% revenue)	24.0%	31.0%	(7.0)p.p.	22.3%	29.9%	(7.6)p.p.
Total operating income (loss)	190	253	(25.0)%	399	625	(36.1)%
Operating income margin (% of revenue)	11.7%	17.7%	(6.0)p.p.	9.0%	15.9%	(6.9)p.p.
Net income (loss)	41	97	(58.1)%	(6)	187	NA
Net income (loss) margin (% of revenue)	2.5%	6.8%	(4.3)p.p.	(0.1)%	4.8%	(4.9)p.p.
Operating Indicators	2026	2025	Var.	2026	2025	Var.
Total ASMs (millions)	9,395	9,277	1.3%	27,248	27,054	0.7%
Total RPMs (millions)	8,296	8,184	1.4%	23,403	23,119	1.2%
Load factor on scheduled flights (%)	88.3%	88.2%	0.1p.p.	85.9%	85.5%	0.4p.p.
Passengers ('000)	6,161	6,362	(3.2)%	17,966	18,419	(2.5)%
On-Time departure performance within 15 min.(%)	90.9%	91.5%	(0.6)p.p.	91.0%	92.0%	(1.0)p.p.
Total liters of fuel ('000)	445,237	453,547	(1.8)%	1,300,904	1,319,298	(1.4)%
Yield (USD cents) (2)	15.3	13.9	10.6%	14.9	13.5	10.3%
Total revenue / ASM (USD cents)	17.2	15.4	12.2%	16.3	14.5	12.4%
Passenger revenue / ASM (USD cents) (2)	13.5	12.2	10.7%	12.8	11.5	10.8%
Total cost / ASM (USD cents)	15.1	12.7	19.4%	14.8	12.2	21.4%
Total cost excluding fuel / ASM (USD cents)	10.1	9.5	7.1%	10.1	9.0	12.1%
Other Indicators	2026	2025	Var.	2026	2025	Var.
Fuel cost per gallon (USD cents)	3.99	2.48	60.6%	3.71	2.46	50.8%
FX close(3)	17.84	18.38	(2.9)%	17.84	18.38	(2.9)%
FX average(3)	17.22	18.67	(7.7)%	17.40	19.57	(11.1)%
Figures may not sum to total due to rounding.
1) See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.
2) Estimated as passenger revenues (excluding ancillaries) divided by total RPMs.
3) Source: Company with information from Banxico.

3Q26 RESULTS

Annex A on Non-IFRS Financial Measures

In addition to disclosing financial results prepared in accordance with IFRS, the Company discloses information regarding Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Net Debt and Net Leverage Ratio, which are non-IFRS measures. The Company believes that these measures are useful indicators of its operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in their industry.

The Company defines Adjusted EBITDAR as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal), before aircraft leasing expense, in light of the non-recurring nature of this item. The Company considers Adjusted EBITDAR to be solely a valuation metric, not a performance metric. The Company defines Adjusted EBITDAR Margin as Adjusted EBITDAR divided by total revenue for the period. The Company defines Adjusted Net Debt as total loan and borrowings, including leases, minus cash and cash equivalents. The Company defines Net Leverage Ratio as Adjusted Net Debt Ratio divided by Adjusted EBITDAR for the period.

All of the above-mentioned non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations are: (i) they do not reflect the Company’s cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, its working capital needs; (iii) they do not reflect the Company’s cash requirements necessary to service interest or principal payments on the Company’s debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in the Company’s consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in the Company’s industry may calculate these measures, or similarly titled measures, differently than the Company does, limiting their usefulness as comparative measures.

Reconciliations of each of these historical measures, and to the extent applicable, forward-looking measures to the most directly comparable IFRS measure are below. No reconciliation of the forecasted amounts of Adjusted EBITDAR Margin, as incrementally adjusted, for fiscal 2026 is included in this release because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measure without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

3Q26 RESULTS

	Three Months Ended September 30			Nine Months Ended September 30
Adjusted EBITDAR reconciliation	2026	2025	Var.	2026	2025	Var.
Profit (loss) for the period	41	97	(58.1)%	(6)	187	NA
(+) Income tax expense (benefit)	7	24	(70.4)%	(1)	47	NA
(+) Depreciation and amortization(1)	196	184	6.6%	579	537	7.8%
(+) Net finance cost	142	132	7.7%	407	391	3.9%
(+) Impairment (reversal)	—	—	NA	—	(4)	NA
(+) Aircraft leasing(2)	3	5	(27.1)%	11	13	(9.4)%
Adjusted EBITDAR(3)	389	442	(11.9)%	989	1,171	(15.5)%
Figures may not sum to total due to rounding.
1) Depreciation and amortization expense as presented in our profit or loss.
2) Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
3) Adjusted EBITDAR is a non-IFRS measure and has limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Adjusted net debt reconciliation	As of September 30, 2026	As of December 31, 2025
Total loans and borrowings, including leases	4,063	4,055
(-) Cash and cash equivalents	965	1,024
Adjusted net debt(1)	3,098	3,031
Figures may not sum to total due to rounding.
1) Adjusted Net Debt is a non-IFRS measure and has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.

Net leverage ratio reconciliation (Adjusted net debt / Last twelve months adjusted EBITDAR)	As of September 30, 2026	As of December 31, 2025
Adjusted net debt (1)	3,098	3,031
Last twelve months adjusted EBITDAR (1)	1,491	1,672
Net leverage ratio(1)	2.1x	1.8x
Figures may not sum to total due to rounding.
1) Adjusted Net Debt, Adjusted EBITDAR and Net Leverage Ratio are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS.